DAVID M. DOBBS P.C.                                            ATTORNEY & COUNSELOR

8655 VIA DE VENTURA, Suite G-200                                                 DAVID M. DOBBS
Scottsdale, Arizona 85258
(480) 922-0077 Telephone
(928) 223-0109 Fax
david.dobbs@azbar.org E-mail

January 19, 2007

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Radiate Research Inc. Registration Statement on Form F-1
File No. 333-131249

Dear Mr. Spirgel:

On behalf of Radiate Research Inc. a Canadian corporation (the “Registrant”) we transmit herewith for filing with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Act”) Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the Registrant’s Registration Statement on Form F-1 (the “Registration Statement”) and the Registrant’s revised preliminary prospectus relating to the registration of 1,637,400 shares of the Company’s Class A Common Stock (the “Shares”) to be sold by the Selling Securityholders identified in the Registration Statement and the registration for resale of 2,000,000 shares (the “Warrant Shares”) of Class A Common Stock underlying warrants (the “Warrants”) issued to the Selling Security holders.

We have been authorized by the Registrant to provide you with responses to the comments received from the Commissions Staff (“Staff”) by letter dated December 8, 2006 (the “Comment Letter”) with respect to the Registration Statement. The numbered responses correspond to the numbered comments in the Comment Letter. Amendment No. 4 reflects the Registrant’s responses to the Comment Letter.

Prospectus Summary

Our Company

1. The Registrant’s cash balance has been updated and the disclosure has been modified to add the third risk factor. The liquidity section of MD& A has also been modified.

Management’s Discussion and Analysis

Results of Operations

2. The disclosure has been modified to discuss the increase in consulting and professional fees and the reduction in research and development expenses.

Liquidity and Capital Resources

3. This section has been revised to correct and clarify the shares and shares underlying warrants subject to registration and not subject to registration.

4. This section has been revised to correct and clarify the disclosure.

5. The waivers have been filed as an exhibit.

6. The Registrant could not locate specific accounting literature to address the treatment of the waived penalties. However, the Registrant reviewed the guidance provided by Staff Accounting Bulletin 1.B.1 and has determined that the waived penalties should be expensed and recorded as a capital contribution. The penalty for not obtaining the effectiveness of the registration statement started on May 24, 2006, and the amount of the penalty waived through May 31, 2006 was only $1,890. Therefore, due to immateriality, no expense or contributed capital has been recorded as of May 31, 2006. The waived penalty for periods after May 31, 2006 will be recorded in future filings.

Financial Statements

7. The disclosure has been revised to include the Class A special shares as common share equivalents and loss per share has been recalculated.

Part II

Item 7. Recent Sales of Unregistered Securities

8. The disclosure has been revised to discuss the applicability of Regulation S.

Signatures

The Registrant hereby acknowledges and undertakes to comply with the requirements of Rule 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Should any member of the Staff have any questions or comments concerning this filing or the enclosed materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 4, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.

Sincerely,

/s/ David M. Dobbs, P.C.
____________________________
By: David M. Dobbs, President